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United States: Total Obtains 12 Deepwater Gulf of Mexico Blocks
Paris, October 19, 2007 — Total announces that its wholly owned subsidiary, Total E&P USA Inc., was the high bidder on 12 deep and ultra-deep water exploration blocks in the Central and Eastern Gulf of Mexico Lease Sale 205.
Total E&P USA Inc. will operate five blocks in the Garden Banks area, three blocks in the Green Canyon and four blocks in Walkridge with a 100% working interest. All twelve leases are around 25 square kilometres each. Award of these blocks is subject to final approval by the Minerals Management Service.
This acquisition follows the acquisition of twenty blocks last year in the same areas of the Gulf of Mexico. It is in accordance with the company’s strategy to strengthen its portfolio in the Gulf of Mexico on focusing exploration efforts on prospects with high long-term potential.
Total E&P in the United States
Total has been present in exploration and production in the United States since 1957 and produced 15,000 barrels of oil equivalent per day in equity share in 2006. The Group has finalized beginning of 2006 an agreement to swap four onshore fields in the South of Texas against a 17% interest in the Tahiti field in the deep waters of the Gulf of Mexico.
Total sold its interest at the beginning of 2007 in the Camden Hills and Acacongua fields, as well as in the Canyon Express pipeline, wishing by these cessions to concentrate on exploration with high long-term potential.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com